CUSIP No. 61748W108	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,367 shares(1)

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 22,367 shares(1)

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,522,367 shares(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.4%(1) (2)

14.	Type of Reporting Person* IN

(1) Includes beneficial ownership of common stock of the issuer through vested restricted stock units for 22,367 shares of the issuer’s common stock.

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 26.4%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,580 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,535,580 shares(3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,580 shares(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%(3)

14.	Type of Reporting Person* PN

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,964,420 shares(4)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,964,420 shares(4)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,420 shares(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.5%(4)

14.	Type of Reporting Person* PN

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 34,768,044 shares of the issuer’s common stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

This Amendment No. 18 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009 (as amended to date, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this amendment) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

Ronald W. Burkle is the beneficial owner of (i) warrants to purchase 12,500,000 shares of Common Stock at an exercise price of $6.00 per share; (ii) 75,000 shares of the Company’s Series A Preferred Securities; and (iii) vested restricted stock units for 22,367 shares of Common Stock.

The aggregate value of the Merger (as defined below) is approximately $794 million, including the proposed rollover of the Reporting Persons’ Series A Preferred Securities of the Company pursuant to the Rollover Commitment Letter (as defined below), and the proposed assumption of debt and capital leases by the surviving company.  SBE (as defined below) has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement (as defined below), the aggregate proceeds of which, subject to the terms and conditions of the Merger Agreement and together with the proceeds of the equity rollover investment of the Reporting Persons pursuant to the Rollover Commitment Letter (as defined below) and the available cash of the Company, will be used by SBE to pay the aggregate Merger Consideration (as defined below) and pay all related fees and expenses.  Cain Hoy Enterprises LP has committed to capitalize SBE, at or prior to the Effective Time (as defined below), with an equity contribution in an amount up to $75 million, subject to the terms and conditions set forth in an equity commitment letter, dated as of May 9, 2016.  In addition, the Reporting Persons have entered into the Rollover Commitment Letter pursuant to which the Reporting Persons have agreed (subject to the terms and conditions in the Rollover Commitment Letter) to exchange their Series A Preferred Securities of the Company for equity of a newly created holding company of SBE. SBE has also obtained a commitment from Security Benefit Corporation to provide up to $205 million of debt financing in connection with the Merger subject to the terms and conditions of a debt commitment letter between SBE and Security Benefit Corporation, dated as of May 9, 2016.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

On May 9, 2016, the Company entered into the Agreement and Plan of Merger (the “Merger  Agreement”) with SBEEG Holdings, LLC (“SBE”) and Trousdale Acquisition Sub, Inc. (“Sub-S”).

The Merger Agreement provides that, subject to the terms and conditions thereof, Sub-S will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of SBE or a newly created holding company (“Holdco”) of SBE (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $2.25 in cash, without interest (the “Merger Consideration”), other than (i) shares of Common Stock, including any Rollover Shares (as defined below) and any shares of Common Stock owned immediately prior to the Effective Time by the Company, SBE or any other direct or indirect wholly owned subsidiary of the Company or SBE (all of which shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor as of the Effective Time), and (ii) shares of Common Stock as to which appraisal rights have been properly exercised and perfected under Delaware law.

The purpose of the transactions contemplated by the Merger Agreement is for SBE to directly or indirectly acquire all of the outstanding shares of Common Stock, other than the Rollover Shares.  If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ and will cease to be registered under Section 12 of the Exchange Act, and the Company will become privately held as a wholly owned subsidiary of SBE or a newly created holding company of SBE.

Consummation of the Merger is conditioned on adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of Common Stock and the holders of at least a majority of all outstanding Series A Preferred Securities.  Consummation of the Merger is also subject to certain other customary conditions, including, among others, the absence of any law, injunction or judgment that prohibits or makes illegal the consummation of the Merger, and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  Each party’s obligation to consummate the Merger also is subject to certain additional conditions that include the assumption of the Company’s mortgage agreements or the refinancing thereof, the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement in all material respects.

Concurrently with the execution and delivery of the Merger Agreement, Yucaipa Hospitality Investments, LLC  (“Yucaipa”), an affiliate of the Reporting Persons, entered into a rollover commitment letter, dated as of May 9, 2016, with SBE (the “Rollover Commitment Letter”).  Pursuant to the Rollover Commitment Letter, Yucaipa has committed, subject to the conditions therein, to transfer, contribute and deliver to Holdco immediately prior to the Effective Time an aggregate of 75,000 shares of the Company’s Series A Preferred Securities and warrants to purchase 12,500,000 shares of Common Stock owned by them (collectively, the “Rollover Shares”) in exchange for equity of Holdco.

Also concurrently with the execution and delivery of the Merger Agreement, Yucaipa entered into a Voting Agreement with SBE, dated as of May 9, 2016 (the “Voting Agreement”), pursuant to which, among other things, Yucaipa has agreed to vote all of the shares of the Common Stock beneficially owned by Yucaipa in favor of the transactions contemplated by the Merger Agreement and consent to the transactions contemplated by the Merger Agreement, unless the Voting Agreement is terminated pursuant to its terms.  The Voting Agreement also restricts Yucaipa from transferring or agreeing to transfer any Rollover Shares during its term (other than in accordance with the Rollover Commitment Letter) and from engaging in discussions or solicitations with respect to alternate transactions involving the Company, unless the Voting Agreement is terminated pursuant to its terms.

The foregoing description of the Merger Agreement, the Rollover Commitment Letter, the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of (i) the Merger Agreement attached hereto as Exhibit 1, which is incorporated herein by reference; (ii) the Rollover Commitment Letter attached hereto as Exhibit 2, which is incorporated herein by reference; and (iii) the Voting Agreement attached hereto as Exhibit 3, which is incorporated herein by reference.

Except as set forth herein, no Reporting Person has any present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to delete paragraph (a)(ii) in its entirety and replace it with the following:

(ii) Based upon the 34,768,044 shares of Common Stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the SEC on May 10, 2016, the number of shares of Common Stock directly beneficially owned by YAAF II, YAAF II Parallel and Mr. Burkle represents approximately 17.8% (1), 12.5% (2) and 0.1% (3) of the Common Stock, respectively, and 26.4% (4) of the Common Stock in the aggregate, in each case on a diluted basis.

Item 5 of this Schedule 13D is hereby further supplemented as follows:

As a result of the matters described in Item 4 above, the Reporting Persons, SBE and certain of its affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by each other member of the group.  The Reporting Persons disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by SBE or by any of its affiliates. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

The information regarding the Merger Agreement, the Rollover Commitment Letter and the Voting Agreement set forth in Item 4 above is incorporated herein by reference. Except as described herein and incorporated herein by reference to Item 4 above, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise), between any Reporting Person and any other person with respect to any securities of the Company (including securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1

Agreement and Plan of Merger, dated as of May 9, 2016, by and among Morgans Hotel Group Co., SBEEG Holdings, LLC and Trousdale Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to Morgans Hotel Group Co.’s Current Report on Form 8-K filed on May 10, 2016).

Exhibit 2	Rollover Commitment Letter, dated as of May 9, 2016, by and among Yucaipa Hospitality Investments, LLC, SBEEG Holdings, LLC and Trousdale Acquisition Sub, Inc.
Exhibit 3	Voting Agreement, dated as of May 9, 2016, by and between SBEEG Holdings, LLC and Yucaipa Hospitality Investments, LLC.

(1)           Beneficial ownership of Common Stock is through warrants to purchase an aggregate of 7,538,580 shares of Common Stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of Common Stock received upon exercise, and the number of shares received will be determined by the fair market value of the Common Stock at the time of such exercise.  The percent of class of the Common Stock beneficially owned is based on 34,768,044 shares of Common Stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

(2)           Beneficial ownership of Common Stock is through warrants to purchase an aggregate of 4,964,420 shares of Common Stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of Common Stock received upon exercise, and the number of shares received will be determined by the fair market value of the Common Stock at the time of such exercise.  The percent of class of the Common Stock beneficially owned is based on 34,768,044 shares of Common Stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

(3)           The percent of class of Common Stock directly beneficially owned is based on restricted stock units for 22,367 shares of Common Stock and 34,768,044 shares of the Common Stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016.

(4)           Beneficial ownership of Common Stock is through the aforementioned restricted stock units and warrants to purchase an aggregate of 12,500,000 shares of Common Stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of Common Stock received upon exercise, and the number of shares received will be determined by the fair market value of the Common Stock at the time of such exercise.  The percent of class of the Common Stock beneficially owned is based on 34,768,044 shares of Common Stock outstanding as of May 9, 2016, as reported on the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed on May 10, 2016, and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2016

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member